QW2 Putnam Government Money Market Fund
9/30/16 Annual

Exhibit 77 I

Creation of a new fund

This is the Funds first NSAR filing. The fund has class A, B, C, G, I, M, P, R and T shares and is part of Putnam Investment Funds Trust. It became effective on
March 25, 2016 under Putnam
Investment Funds Trust PEA# 165.